Exhibit 99.1

Notice of Annual and Special Meeting

and

Information Circular

in respect of the

ANNUAL AND SPECIAL MEETING
OF UNITHOLDERS

to be held on May 13, 2010

Dated March 18, 2010

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the holders (the "Unitholders") of trust units (the "Trust Units") of Provident Energy Trust (the "Trust") will be held at the Calgary Petroleum Club, Devonian Room, 319 – 5th Avenue S.W., Calgary, Alberta on Thursday, May 13, 2010 at 3:00 p.m. (Calgary time) for the following purposes, which are described in more detail in the Proxy Statement and Information Circular of the Trust (the "Information Circular") accompanying this Notice, namely to:

1.	receive the audited consolidated financial statements of the Trust together with the Report of the Auditor thereon for the year ended December 31, 2009;

2.	elect the ten directors of Provident Energy Ltd. to hold office until the next annual meeting of Unitholders or until their successors are elected or appointed;

3.	appoint the auditors for the ensuing year;

4.	re-appoint Computershare Trust Company of Canada as trustee of the Trust for the ensuing year;

5.
consider, and if deemed appropriate, to pass with or without variation, a special resolution approving certain amendments to the trust indenture governing the Trust as a result of the implementation of International Financial Reporting Standards in 2011, the details of which are set forth in the Information Circular; and

6.	transact such other business as may properly come before the Meeting or any adjournment thereof.

Only Unitholders of record at the close of business on April 5, 2010 will be entitled to notice of and to vote at the Meeting or any adjournment thereof, except that a transferee of Trust Units after such record date may, not later than 10 days before the Meeting, establish the right to vote by providing evidence of ownership of Trust Units and requesting that the transferee's name be placed on the voting list in place of the transferor.

Unitholders who cannot attend the Meeting in person may vote by proxy.  Instructions on how to complete and return the proxy or voting instruction form are provided with the form and are described in the Information Circular.  To be valid, proxies must be received by Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department, to reach the addressee no later than 3:00 p.m. (Calgary time) on May 11, 2010 or, if the Meeting is adjourned, by 3:00 p.m. (Calgary time) on the second business day prior to the date on which the Meeting is reconvened.

By Order of the Board of Directors of
Provident Energy Ltd.

(Signed) Thomas W. Buchanan
President and Chief Executive Officer

Calgary, Alberta

INFORMATION CIRCULAR

HOW TO VOTE

Q.       How can I vote?

A.	How you exercise your vote depends on whether you are a registered or non-registered unitholder.

You are considered to be a registered unitholder if your trust units are registered in your name and:

1.	You have a unit certificate; or

2.	You hold your units through direct registration in Canada or the United States.

You are considered to be a non-registered unitholder if your units are registered in the name of an intermediary (for example, a bank, trustee or a securities broker) or in the name of a depository of which the intermediary is a participant.

VOTING BY REGISTERED UNITHOLDERS:

As a registered unitholder, you may vote in one of several ways:

1.       Attend the Meeting

You are entitled to attend the Meeting and cast your vote in person.  To vote units registered in the name of a corporation, the corporation must have submitted a properly executed proxy to Computershare Trust Company of Canada authorizing you to do so.

or

2.       By Proxy

If you do not plan to attend the Meeting in person, you may cast your vote by proxy in one of two ways:

(a)	You may authorize the management representatives of the Trust named in the proxy form to vote your units. You may convey your voting instructions as follows:

(i)	By Internet – Enter the website indicated on the proxy form and follow the instructions;

(ii)	By Mail – Indicate how you would like your units voted on the enclosed proxy form. Sign and return the completed proxy form in the envelope provided; or

(iii)	By Telephone – Call the toll-free number located on the enclosed proxy form and follow the voice instructions; or

(b)	You have the right to appoint another person to attend the Meeting (other than the persons designated in the proxy form) and vote your units on your behalf as follows:

(i)	By Internet – Enter the website indicated on the proxy form and follow the instructions; or

(ii)	By Mail – Print your appointee's name in the blank space on the enclosed proxy form and indicate how you would like your units voted. Sign and return the completed proxy form in the envelope provided.

Your votes will only be counted if your appointee attends the Meeting and votes on your behalf.

VOTING BY NON-REGISTERED UNITHOLDERS:

If you are a non-registered unitholder, you will receive a package directly from the intermediary who holds your trust units that will contain either:

(a)	A proxy registered as to the number of units beneficially owned by you; or

(b)	A voting instruction form.

Please ensure you carefully follow the instructions that accompany the proxy form or voting instruction form.

As a non-registered unitholder, you may vote in one of two ways:

1.       Attend the Meeting

(a)
If you have received a proxy form from your intermediary, insert your name in the blank space provided on the form. Sign the proxy form if it has not been signed by the intermediary.  Return the completed proxy form in the enclosed envelope.  When you arrive at the Meeting, please advise at the registration desk you are a proxy appointee; or

(b)	If you have received a voting instruction form, please follow the instructions on the form.

or

2.       By Proxy

(a)
If you received a proxy form from your intermediary and do not plan on attending the meeting in person, you may vote by authorizing the Provident management representatives named in the proxy form, or another person of your choice, to vote your units.  If you appoint someone other than the management representatives to vote your units, your votes will only be counted if your appointee attends the Meeting and votes on your behalf.  If you choose this option, complete, sign (if unsigned by the intermediary) and return the form as instructed on the proxy form;

or

(b)	If you have received a voting instruction form, please follow the instructions on the form.

To ensure that your vote is recorded, your proxy must be received by Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department, to reach the addressee no later than 3:00 p.m. (Calgary time) on May 11, 2010 or, if the Meeting is adjourned, by 3:00 p.m. (Calgary time) on the second business day prior to the date on which the Meeting is reconvened.

QUESTIONS AND ANSWERS ON VOTING AT THE ANNUAL AND SPECIAL MEETING

Q.           Am I entitled to vote?

A.	You are entitled to vote if you were a holder of trust units as of the close of business on April 5, 2010. Each trust unit is entitled to one vote.

Q.           What am I voting on?

A.           You are entitled to vote on the following items of business brought forth for consideration:

1.	receive the audited consolidated financial statements of the Trust together with the Report of the Auditor thereon for the year ended December 31, 2009;

2.	appoint the auditors for the ensuing year;

3.	elect the ten directors of Provident Energy Ltd. ("Provident") to hold office until the next annual meeting of Unitholders or until their successors are elected or appointed;

4.	re-appoint Computershare Trust Company of Canada as trustee of the Trust for the ensuing year;

5.
consider, and if deemed appropriate, to pass with or without variation, a special resolution approving certain amendments to the trust indenture governing the Trust as a result of the implementation of International Financial Reporting Standards in 2011, the details of which are set forth in the Information Circular; and

6.	transact such other business as may properly come before the Meeting or any adjournment thereof.

Q.	Who votes my trust units and how will they be voted if I return a proxy form or voting instruction form?

A.	By properly completing and returning a proxy form or voting instruction form, you are authorizing the person named in the form to attend the Meeting and to vote your trust units.

In connection with any ballot that may be called for, the trust units represented by your proxy form or voting instruction form must be voted or withheld from voting as you instruct in the form and, if you specify a choice with respect to any matter to be acted upon, your trust units will be voted accordingly. If you have not specified how to vote on a particular matter, if any amendments or variations are proposed to any matter, or if other matters are properly brought before the Meeting, then your proxyholder has the discretion to vote your trust units as your proxyholder sees fit on that matter.  As of the date hereof, management of Provident is not aware of any amendments, variations or other matters to be presented for action at the meeting.

If you properly complete and return your proxy form or voting instruction form appointing management as your proxy, but do not specify how you wish your votes cast, your trust units will be voted FOR each of the resolutions to voted on at the Meeting, and, at the discretion of management, on any other matter which may be properly brought forth at the Meeting.

Q.	Who is soliciting my proxy?

A.
The persons named as proxyholders in the proxy form are directors or officers of Provident.  In addition to solicitation by mail, proxies may also be solicited by personal interviews, telephone, facsimile or other means of communication by directors and officers of Provident without special compensation.

The Trust may retain the services of a managing solicitor dealer to form and manage a soliciting dealer group or a solicitation agent to solicit proxies in connection with the Meeting on terms and conditions, including the payment of fees and reimbursement of expenses, as are customary in such retainer agreements.  The cost of solicitation will be borne by Provident and reimbursed by the Trust.

For this Meeting, you should not expect to receive any solicitation of your proxy.

Q.           Can I revoke my proxy or voting instruction?

A.
Yes, a Unitholder who has submitted a proxy can revoke it at any time prior to the exercise thereof.  If you have given a proxy and attend personally at the Meeting, you may revoke the proxy and vote in person.

In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing signed by the Unitholder or by the Unitholder's attorney authorized in writing, or, if the Unitholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation and delivered to:

(a)
Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department no later than the close of business (local time) on the day before the Meeting (excluding Saturdays, Sundays and holidays), or if the Meeting is adjourned, on the day before it is reconvened (excluding Saturdays, Sundays and holidays);

or

(b)	The Chair of the Meeting prior to the commencement of the Meeting or any reconvened Meeting.

Q.       How many Trust Units are outstanding?

A.
As of March 18, 2010, there were 264,912,970 trust units outstanding.  No person or company is known to beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10 percent of the voting rights attached to the trust units of the Trust.

Q.	Is my vote confidential?

A.	Yes, your vote is confidential. Proxies are received, counted and tabulated independently by the Trust's transfer agent, Computershare Trust Company of Canada.

The Trust's transfer agent does not disclose individual unitholder votes to the Trust and proxies are not referred to the Trust unless a Unitholder has made comments clearly intended for management.  However, the Trust's transfer agent may, upon request, provide the Trust with a status report on the total number of proxies received and the votes in respect of each item of business to be considered at the Meeting.

Q.	Who can I contact if I have a question regarding the Meeting?

A.	If you have any questions regarding the Meeting, please contact Computershare Trust Company of Canada at 1-800-564-6253.

Relationships Among the Trustee, the Trust and Provident

The Trust is an open-end unincorporated investment trust created under the laws of Alberta pursuant to a trust indenture (the "Trust Indenture") dated as of January 25, 2001 between Founders Energy Ltd. (the predecessor to Provident Energy Ltd. ("Provident")) and Computershare Trust Company of Canada, as trustee (the "Trustee") (as successor to Montreal Trust Company of Canada), as amended from time to time.  Provident is a corporation the common shares of which are wholly-owned by the Trust.  The principal business of Provident and certain other subsidiaries of the Trust is to manage and administer the operating activities associated with the oil and gas properties and the natural gas midstream, natural gas liquids processing and marketing business of the Trust.  Provident is also responsible for providing the management, administrative and support services to the Trust.

Interest of the Trustee, Provident and

the Directors and Officers of Provident in Matters to be Acted Upon

Neither the Trustee, Provident nor any director or executive officer of Provident, nor any proposed nominee for election as a director of Provident, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except as otherwise disclosed in this Information Circular under the heading "Matters to be Acted Upon at the Meeting".

Interest of Informed Persons in Material Transactions

Neither the Trustee, Provident nor any director or executive officer of Provident, nor any proposed nominee for election as a director of Provident, nor any other insider of the Trust or Provident, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the year ended December 31, 2009, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Trust or Provident.

Indebtedness of the Trustee and the Directors and Executive Officers

of Provident

Neither the Trustee nor any of the directors or executive officers of Provident, nor any proposed nominee for election as a director of Provident, nor any associate or affiliate of any one of them, is or was indebted, directly or indirectly, to the Trust or Provident at any time since the beginning of the year ended December 31, 2009.

Voting Securities and Principal Holders of Voting Securities

Trust Units

As at March 18, 2010, the Trust had 264,912,970 issued and outstanding Trust Units.  Each Trust Unit entitles the holder thereof to one vote at all meetings of Unitholders. Only Unitholders of record at the close of business on April 5, 2010 will be entitled to notice of and to vote at the Meeting or any adjournment thereof, except that a transferee of Trust Units after such record date may, not later than 10 days before the Meeting, establish the right to vote by providing evidence of ownership of Trust Units and requesting that the transferee's name be placed on the voting list in place of the transferor.

Principal Holders

As at the date of this Information Circular, and to the best of the knowledge of the Trust and the directors and executive officers of Provident, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than 10 percent of the issued and outstanding Trust Units.

As of the date of this Information Circular, and to the best of the knowledge of the Trust, the directors and executive officers of Provident beneficially owned, directly or indirectly, or exercised control or direction over, 2,390,264 Trust Units representing less than 1 percent of the issued and outstanding Trust Units.

Matters to be Acted Upon at The Meeting

1.	Receipt of the Consolidated Financial Statements

The audited consolidated financial statements of the Trust for the year ended December 31, 2009 will be placed before the Unitholders at the Meeting.  These financial statements were audited by Pricewaterhouse-Coopers llp, Chartered Accountants, of Calgary, Alberta.

2.	Election of Directors

Provident has a board of directors (the "Board of Directors" or the "Board") consisting of ten members, all of whom, in accordance with the unanimous shareholders agreement, shall be elected on behalf of the Unitholders.

The number of directors to be elected to the Board of Directors at the Meeting has been fixed at ten.  The ten nominees for election to the Board of Directors and their biographies are listed in the section "Board of Directors".  All of the nominees are currently directors of Provident.   Each director elected will hold office until the close of the next annual meeting of Unitholders, or until his successor is duly elected or appointed.  At the Meeting, Unitholders will be asked to elect the persons listed in the section "Board of Directors" as directors of Provident.  To be approved, such resolution must be passed by the affirmative votes cast by holders of more than fifty percent of the Trust Units represented in person or by proxy at the Meeting that vote on such resolution.  It is the intention of the persons named in the enclosed form of proxy supplied to Unitholders to vote such proxy for the election of the persons listed in the section "Board of Directors" as directors of Provident.  Management does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy shall have the right to vote for another nominee in their discretion.

3.	Appointment of Auditors

The Trust Indenture provides that Unitholders shall appoint the auditors of the Trust at each annual meeting of Unitholders. Unitholders will be asked at the Meeting to pass a resolution appointing PricewaterhouseCoopers llp as the auditors of the Trust for a term expiring at the close of the next annual meeting of Unitholders.  PricewaterhouseCoopers llp were appointed the initial auditors of the Trust on January 25, 2001 pursuant to the terms of the Trust Indenture.  PricewaterhouseCoopers llp is independent in accordance with the auditor's rules of professional conduct in Canada. The fees for professional services provided by PricewaterhouseCoopers  llp during fiscal 2009 were approximately $1.1 million compared to approximately $1.8 million in 2008.

	Year ended December 31, 2009	Year ended December 31, 2008
Audit fees Audit-related fees Tax fees All other fees	$856,000 $197,000 $24,622 $12,727	$1,119,000 $131,000 $197,920 $315,063
Total	$1,090,349	$1,762,983

Audit Fees

Fees for audit services totalled approximately $0.9 million in 2009 and approximately $1.1 million in 2008, including fees associated with the annual audit, the reviews of the Trust's quarterly reports, statutory audits and regulatory filings.

Audit-Related Fees

Fees for audit-related services totalled approximately $0.2 million in 2009 and approximately $0.1 million in 2008.  Audit related services include advisory services in connection with the transition to International Financial Reporting Standards and French translation services.

Tax Fees

Fees for tax services totalled $24,622 in 2009 and approximately $0.2 million in 2008.  Fees for tax services include assistance with tax return preparation, tax planning and tax advice services.

All Other Fees

Fees for all other services totalled $12,727 in 2009 and approximately $0.3 million in 2008 for miscellaneous consulting services primarily related to valuations.

In accordance with Provident's procedures for the approval of audit and non-audit services by PricewaterhouseCoopers llp (the "Procedures"), the Audit Committee has pre-approved the services of external auditors listed in the Procedures.  This general pre-approval of services set forth in the Procedures is brought to the Audit Committee for review and renewal on an annual basis.  Management has agreed to seek the guidance of the Chairman of the Audit Committee if there is any ambiguity about whether a particular service is pre-approved.

In the case of proposed engagements of PricewaterhouseCoopers llp involving services set forth in the Procedures in which the fees for such services are expected to exceed $100,000, specific pre-approval must be obtained from the Audit Committee.  In these circumstances, in which specific pre-approval is required, the Audit Committee has delegated the authority to effect such pre-approval to the Chairman of the Audit Committee.

In respect of services set forth in the Procedures in which the fees for a particular engagement are expected to be less than or equal to $100,000, the Chairman of the Audit Committee must be notified expeditiously of any such services commenced by the auditors.

If an engagement with PricewaterhouseCoopers llp for a particular service is contemplated, and is neither prohibited under the terms of the Procedures nor covered under the range of services set forth in the Procedures, the engagement is subject to the pre-approval of the Chairman of the Audit Committee.

All pre-approvals granted by the Chairman of the Audit Committee must be presented to the full Audit Committee at its next meeting.

Prohibited services may not be pre-approved by the Audit Committee or pursuant to the delegated authority granted to the Chairman of the Audit Committee.  The Trust has complied with applicable rules regulating the provision of non-audit services to the Trust by its external auditor.

4.	Re-appointment of Trustee

The Trust Indenture provides that the Unitholders shall re-appoint the trustee of the Trust to hold office until the next annual meeting of Unitholders.  Computershare Trust Company of Canada was first appointed as trustee of the Trust on January 25, 2001.

The Board of Directors has approved and recommends that the Unitholders vote in favour of the ordinary resolution to re-appoint Computershare Trust Company of Canada as trustee of the Trust.  The persons named in the enclosed form of proxy intend to nominate and, unless expressly instructed to the contrary in such form of proxy, to vote for the re-appointment of Computershare Trust Company of Canada as trustee of the Trust to hold office until the next annual meeting of the Unitholders.

The Trustee was reimbursed for costs and expenses incurred for the year ended December 31, 2009.  Compensation is paid to the Trustee for the services it provides as trustee and as registrar and transfer agent of the Trust.  For the year ended December 31, 2009, the Trustee received $95,933 for the services it provided as trustee and as registrar and transfer agent of the Trust.

5.	Proposed Amendments to the Trust Indenture – Transition to International Financial Reporting Standards

Background for Amendments to the Trust Indenture

During 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards ("IFRS") in place of Canadian generally accepted accounting principles ("Canadian GAAP") for interim and annual reporting purposes.  The required changeover dated is for fiscal years beginning on or after January 1, 2011.  The Trust's management is currently assessing the impact of IFRS.  Additional information relating to the Trust's transition to IFRS is included in the Trust's management discussion and analysis for the year ended December 31, 2009 which is available under the Trust's issuer profile on SEDAR at www.sedar.com.

Under IFRS, Trust Units as currently constituted may be regarded as a liability rather than equity (Trust Units are currently categorized as equity under Canadian GAAP).  This interpretation is influenced by the Trust Units' redemption feature as set out in Article 6 of the Trust Indenture and Section 5.4 of the Trust Indenture which indicates, in part, that in each year, the aggregate amount payable by the Trust for distributions to Unitholders shall be equal to the Trust's net income for the year, as calculated in accordance with the Income Tax Act (Canada), as amended (the "Tax Act").

The Trust Units are categorized as "puttable financial instruments" under IFRS by virtue of the right of redemption available to holders of the Trust Units.  Under IFRS, puttable financial instruments are generally considered liabilities.  However, as an exception to the definition of a financial liability, puttable financial instruments may be classified as an equity instrument if certain conditions are satisfied, including the condition that the instrument does not include any other contractual obligation to deliver cash or another financial asset.  A mandatory requirement to distribute net income, as currently set out in Section 5.4 of the Trust Indenture, may constitute a "contractual requirement to deliver cash", resulting in Trust Units being considered a liability for purposes of IFRS and distributions on such Trust Units being presented as interest expense on the Trust's income statement.  Should this interpretation be correct and applicable to the Trust, the financial statements of the Trust would be materially affected upon adoption of IFRS, making the Trust's financial statements more difficult to interpret.  Such an impact could lead to adverse capital markets consequences for the Trust.

Proposed Amendment - Distributions

Accordingly, and as part of the Trust's transition to IFRS, Provident is seeking Unitholder approval authorizing it, if and when Provident considers it necessary or desirable, to amend the Trust Indenture to remove the requirement to make mandatory distributions as set forth in Section 5.4 of the Trust Indenture as Provident may deem necessary, thereby permitting greater discretion to the Trust in this regard (the "Distribution Amendment").  The Distribution Amendment will provide Provident (which has been previously delegated the authority by the Trustee) with the discretion to set distribution rates in accordance with the best interests of the Trust and the Unitholders each year.

The intent of this proposed amendment is to respond to an accounting reclassification and will not affect how Provident has declared distributions in the past.  The proposed amendment will not impact the currently expected rate of distributions or the manner in which cash distributions are determined.

If the Distribution Amendment is approved by Unitholders, Provident intends to implement the Distribution Amendment as soon as reasonably practicable after the Meeting, unless the proposed amendment is no longer required to address the concerns under IFRS, or Provident determines that an alternative or superior solution to address the issue described above is available.

Proposed Amendment – Additional Amendments to the Trust Indenture as a Result of IFRS

The Trust is currently in the process of evaluating the potential impact of IFRS on its consolidated financial statements.  This will be an ongoing process as the International Accounting Standards Board issues new standards and interpretations.  The Trust's consolidated financial performance and financial position, as disclosed in the current Canadian GAAP financial statements, may be significantly different when presented in accordance with IFRS.  Without the delegated authority for Provident to make amendments to the Trust Indenture in connection with changes in accounting standards, the Trust may be unable to make necessary or desirable amendments to the Trust Indenture in connection with IFRS related accounting changes.

To assist the Trust with its transition to IFRS, Provident has determined that it would be desirable to be able to make such amendments or modifications to the Trust Indenture without the requirement to obtain Unitholder approval, in the same manner as the Trust Indenture currently permits Provident to act without Unitholder approval to amend the Trust Indenture to satisfy certain requirements of the Tax Act or to comply with applicable laws or requirements of any governmental agency or authority.  Accordingly, Provident is seeking Unitholder approval of an amendment to Section 10.1 of the Trust Indenture to permit Provident to make amendments to the Trust Indenture that are necessary or desirable as a result of the adoption of IFRS and changes in accounting standards (the "Accounting Amendment").

The Accounting Amendment will not result in any material changes to the Unitholders, but rather is contemplated in order to assist the Trust in implementing changes that will assist in its transition to IFRS.  Provident will still be required to determine whether any such change is necessary or desirable in the circumstances, and all other matters that are currently required to be approved by Unitholders pursuant to the Trust Indenture will remain unchanged.

In order to give effect to the Distribution Amendment and the Accounting Amendment as described above, Unitholders will be asked at the Meeting to consider, and if deemed appropriate, to pass the following resolution. All capitalized terms used in the following resolution have the meanings given to such terms in the Trust Indenture.  A complete copy of the Trust Indenture is available under the Trust's issuer profile at www.sedar.com.

BE IT RESOLVED THAT:

1.
Section 5.4 "Net Income and Net Realized Capital Gains for Income Tax Purposes to Become Payable" in Article 5 of the Trust Indenture, be amended as follows, as indicated by the addition of the blacklined text set forth below:

"On December 31 of each year, an amount equal to the Net Income of the Trust for such year (excluding net realized capital gains) determined in accordance with the Tax Act, other than paragraph 82(1)(b) thereof, to the extent not previously payable pursuant to Section 5.2 on any Distribution Record Date in the year (including December 31 of that fiscal year) to any Unitholder, shall be payable to Unitholders immediately prior to the end of that year, unless the Trustee otherwise, in its absolute discretion, determines another amount (including a nil amount), be payable to Unitholders of record as of the close of business on the last Distribution Record Date in such year.  The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at the end of such year. Notwithstanding the foregoing, the amount of any net income of the Trust so determined for a year that is determined by the Trustee to be required to be retained by the Trust in order to pay any tax liability of the Trust in respect of that or any prior year shall not be payable by the Trust to Unitholders.

On December 31 of each fiscal year, an amount equal to the net realized capital gains of the Trust, to the extent not previously payable pursuant to Section 5.3 on any Distribution Record Date or pursuant to this paragraph on any prior December 31, shall be payable to Unitholders immediately prior to the end of that fiscal year, unless the Trustee otherwise, in its absolute discretion, determines another amount (including a nil amount), be payable to Unitholders of record as of the close of business on the last Distribution Record Date in such year.  The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at the end of such year."

2.	Section 10.1 "Amendment" in Article 10 of the Trust Indenture, be amended by adding the following clause (f) immediately after section 10.1(e):

"(f)
ensuring that changes in accounting standards (including, without limitation, changes arising from the implementation or adoption by the Trust of International Financial Reporting Standards), or in their respective interpretation or administration, are appropriately dealt with."

3.	The Trust Indenture be further amended to incorporate any other consequential amendments as may be necessary or desirable to give effect to the foregoing resolutions.

4.
The amendments to the Trust Indenture authorized in the foregoing resolutions shall not be effective until such date as may be determined by the Board of Directors of Provident Energy Ltd. in its discretion.

5.
Provident Energy Ltd. be and is hereby authorized to execute or cause to be executed in the name and on behalf of the Trust, or to deliver or cause to be delivered all such documents, agreements and instruments including, without limitation, an amendment to the Trust Indenture, or an amendment and restatement thereof, and to do or cause to be done all such other acts and things as it shall determine to be necessary or desirable in order to carry out the intent of this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

If such amendments to the Trust Indenture as set forth above are approved by the Unitholders at the Meeting, all other provisions of the Trust Indenture will remain unchanged.

In order for the foregoing resolution to be passed, it must be approved by the affirmative votes of holders of not less than 66⅔% of the votes cast by Unitholders who vote in person or by proxy at the Meeting.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of the resolution set forth above.

Board of Directors

Notes:

(1)
Each of the non-management directors is required to hold an equity position in the Trust, having a minimum value of five times the annual retainer paid to such director. New non-management directors must reach this requirement within three years of their appointment to the Board.  Trust Units, DRTUs (as defined herein) and PTUs (as defined herein) are considered equity for this purpose.  Mr. Buchanan is expected to meet the ownership requirement of an Executive Officer, not as a director.  See "Compensation Discussion and Analysis - Executive Ownership Requirements " in this Information Circular.

(2)
Directors are expected to attend all Board meetings and the meetings of its committees on which they sit, unless circumstances make it impossible for them to do so.  Directors who were unable to attend meetings in 2009 provided their input prior to the meetings and familiarized themselves with any decisions as soon as possible after the meetings occurred.

(3)
Mr. Billing also holds $500,000 principal amount of the Trust's initial 6.50% convertible unsecured debentures. Mr. Buchanan also holds $100,000 of the Trust's supplemental 6.50% convertible unsecured debentures.  Mr. Gish also holds $110,000 principal amount of the Trust's Supplemental 6.50% Debentures. Mr. Shaikh also holds $250,000 principal amount of the Supplemental 6.50% Debentures.

(4)
The estimated total market value of Trust Units, DRTUs, PTUs  and RTUs (as defined herein), respectively, is the sum of the number of Trust Units, DRTUs, PTUs and RTUs granted, in addition to the notional reinvestment of distributions since the date of grant up to December 31, 2009, multiplied by the closing market price of the Trust Units on the Toronto Stock Exchange (the "TSX") on December 31, 2009 of  $7.08 and assumes a performance multiplier of 1 in the case of the PTUs. See "Compensation Discussion and Analysis - Elements of Compensation - Long-Term Incentive Plan" and "Compensation Discussion and Analysis - NEO Outstanding Share-Based Awards" in this Information Circular.

(5)
Mr. Buchanan holds both PTUs and RTUs and Mr. Findlay holds both DRTUs and PTUs.  The estimated value of Mr. Buchanan's and Mr. Findlay's PTUs, as disclosed above, is the sum of the number of PTUs granted, in addition to the notional reinvestment of distributions since the date of grant up to December 31, 2009, multiplied by the closing market price of the Trust Units on the TSX of $7.08 on December 31, 2009 and assumes a performance multiplier of 1.  The value of PTUs upon actual vesting is dependent on both the market price of the Trust Units as at the vesting date, as well as a performance multiplier which is dependent on a number of considerations, including total unitholder return and percentile rank (both as defined in the Long-Term Incentive Plan) relative to returns on trust units or common shares of members of a selected peer comparison group over the term of the PTU.  The performance multiplier for PTUs can vary from zero to two based on Provident's performance over a three year term.  Therefore, the estimated value of the PTUs as disclosed in this Information Circular may vary significantly from the actual amounts ultimately paid in respect of such PTUs.  See "Compensation Discussion and Analysis - Elements of Compensation - Long-Term Incentive Plan" and "Compensation Discussion and Analysis - NEO Outstanding Share-Based Awards" in this Information Circular.

(6)
Mr. Gish was until August 20, 2009 a director of 4504020 Canada Inc. (formerly Railpower Technologies Corp. ("Railpower"), a reporting issuer in all provinces and territories of Canada that filed for court protection under the Companies' Creditors Arrangement Act (Canada) in Canada and under Chapter 15 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the Western District of Pennsylvania on February 4, 2009 and February 6, 2009, respectively.  On May 29, 2009, Railpower concluded the sale of all of its assets, except cash on hand and on deposit in financial institution, the land and property located in St.-Jean-sur-Richelieu (Quebec) and two road switching locomotives, to R.J. Corman Railroad Group LLC, a Kentucky limited liability company.  The court protection was effective until March 8, 2010 to allow time for Railpower to complete and file a joint plan of arrangement for consideration by its creditors and the court.

(7)
Mr. Shaikh was a director of Mystique Energy Inc. ("Mystique") from November 11, 2004 until his resignation on April 24, 2007. On April 25, 2007 the Court of Queen's Bench of Alberta (the "Court") granted an initial order to Mystique for creditor protection under the Companies' Creditors Arrangement Act ("CCAA"). The initial order grants CCAA protection for an initial period of 30 days, expiring May 24, 2007, to be extended thereafter as the Court deems appropriate. The CCAA proceedings have been completed and Mystique has settled with its creditors.

(8)
CEO/Senior Executive – CEO or senior officer experience with public company.
Governance/Other Directorship – Director of public company and/or significant governance role.
Energy Sector – Senior executive experience in the energy sector.
M&A/Growth Strategy – Senior executive or extensive board experience with mergers, acquisitions and/or business growth strategy.
Compensation and Human Resources – Understanding and experience with human resources issues and compensation policies.
Financial/Audit – Financial literacy experience.
Legal and Regulatory – Legal or regulatory experience.
Environment – Understanding and experience with environmental issues.
Government Relations – Understanding and experience with civic, provincial or federal government procedures, practices and policies.

Board of Directors' Compensation

General

The Board of Directors, through the Governance, Human Resources and Compensation Committee, and considering recommendations from external consultants as required, is responsible for the development and implementation of the directors' compensation structure.  The main objectives of this structure are to: (a) attract and retain the most qualified individuals; (b) compensate the directors in a manner that is commensurate with the risks, size and complexity of the Trust; and (c) align the interests of the directors with the Unitholders.  To meet and maintain these objectives, the Board periodically reviews directors' compensation, making modifications it deems necessary.

Non-executive directors receive an annual retainer for membership on the Board and any Board Committee and receive a fee for each meeting attended.  The Chair of the Board and the Chair of each of the three Board Committees receives an additional annual retainer. Provident reimburses the directors for out-of-pocket expenses incurred to attend meetings.  For 2009, the compensation schedule is as follows:

Board Member Retainer		$30,000
Board Chair Additional Retainer(1)		$80,000
Committee Chair Retainer
Audit Committee		$10,000
Governance, Human Resources and Compensation Committee		$7,500
Reserves, Operations and Environmental, Health & Safety Committee		$7,500
Special Committee(2)		$10,000
Committee Member Retainer
Audit Committee		$5,000
Governance, Human Resources and Compensation Committee		$5,000
Reserves, Operations and Environmental, Health & Safety Committee		$5,000
Special Committee(2)		$5,000
Board Meeting Fee(3)
Chair(4)		$3,500
Member		$1,500
Committee Meeting Fee(3)
Chair
Audit Committee		$2,500
Governance, Human Resources and Compensation Committee		$2,500
Reserves, Operations and Environmental, Health & Safety Committee		$2,500
Special Committee(2)		$4,000
Member	$
Audit Committee		$1,500
Governance, Human Resources and Compensation Committee		$1,500
Reserves, Operations and Environmental, Health & Safety Committee		$1,500
Special Committee(2)		$2,000

Notes:

(1)           The Board of Directors reduced the annual Board Chair Additional Retainer fee from $95,000 to $80,000 on April 21, 2009.
(2)	The Board of Directors disbanded the Special Committee on April 21, 2009 and therefore the fees paid reflect payments for the first quarter of 2009.
(3)           For a single purpose meeting, the fees paid would be one half of the fees paid for attendance at a regular meeting.
(4)	The Board of Directors reduced the Board Chair meeting fee from $4,000 to $3,500 on April 21, 2009 and further reduced the fee from $3,500 to $2,500 on February 1, 2010.

Director Long-Term Incentive Plan

Each of the non-executive directors participates in the Long-Term Incentive Plan.  In accordance with the Long-Term Incentive Plan, effective January 1, 2009, the Chairman was awarded 17,000 DRTUs (as defined herein) and each other director was awarded 12,000 DRTUs, which vest at the end of a three year period and will entitle such directors to cash compensation determined on the basis of the current market value of the Trust Units on the vesting dates.  Additional information regarding the Long-Term Incentive Plan and DRTUs is set out under the heading "Compensation Discussion and Analysis - Elements of Compensation - Long-Term Incentive Plan" in this Information Circular.

Directors' Compensation Table

The following table sets forth the total amount of compensation paid to the directors of Provident in respect of services provided during the year ended December 31, 2009.  In addition to the regularly scheduled Board meetings in 2009, the Board held several additional meetings throughout the year in connection with its role in examining strategic alternatives for the Trust.

Name(1)	Fees Earned(2)(4) ($)	Share-Based Awards (3) ($)	Total ($)
John B. Zaozirny	181,500	97,410	278,910
Grant D. Billing	78,750	68,760	147,510
Hugh A. Fergusson	74,500	68,760	143,260
Randall J. Findlay(5)	63,500	68,760	132,260
Norman R. Gish	78,250	68,760	147,010
Bruce R. Libin	71,250	68,760	140,010
Dr. Robert W. Mitchell	59,750	68,760	128,510
M.H. (Mike) Shaikh	71,000	68,760	139,760
Jeffrey T. Smith	89,250	68,760	158,010

Notes:

(1)
Mr. Buchanan, the President and Chief Executive Officer of Provident, is also a director and receives no compensation for his services as a director.  The compensation received by Mr. Buchanan for his services as President and Chief Executive Officer is reflected in the "Summary Compensation Table" in this Information Circular.

(2)           Includes both annual retainer and meeting attendance fees.

(3)	Value of the DRTUs was based on a price of $5.73, which was the twenty day average closing price of the Trust Units on the TSX ending on February 3, 2009.

(4)
The Special Committee met one time during 2009 before being disbanded by the Board of Directors on April 21, 2009.  As Chair of the Special Committee, Mr. Billing received $4,000 and the members of the Special Committee, Messrs. Libin, Shaikh and Smith, each received $2,000 for the meeting attended.

(5)	In 2009, Mr. Findlay also received a taxable benefit for parking in the amount of $7,326.

Each director of the Board is compensated for all reasonable out-of-pocket expenses incurred incidental to attending Board and committee meetings. For the 2009 fiscal year, an aggregate of $32,574 was reimbursed to the directors for such out-of-pocket expenses.

Director Outstanding Share-Based Awards and Incentive Plan Compensation

The following table sets forth information with respect to the outstanding DRTU awards granted under the Long-Term Incentive Plan to Provident's directors as of December 31, 2009, which includes awards granted prior to January 1, 2009.

	Share-Based Awards
Name	Number of Units That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested(1) ($)
John B. Zaozirny	47,457	335,996
Grant D. Billing	33,333	235,998
Hugh A. Fergusson	33,333	235,998
Randall J. Findlay	33,333	235,998
Norman R. Gish	33,333	235,998
Bruce R. Libin	33,333	235,998
Dr. Robert W. Mitchell	33,333	235,998
M.H. (Mike) Shaikh	33,333	235,998
Jeffrey T. Smith	33,333	235,998

Note:

(1)
Based on the closing market price of the Trust Units on the TSX on December 31, 2009 of $7.08 per Trust Unit.  The number of DRTUs disclosed takes into account the notional reinvestment of distributions since the date of grant up to December 31, 2009.

Director Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information with respect to the value of DRTU awards granted pursuant to the Long-Term Incentive Plan to the directors that vested during the period ending December 31, 2009.

Name	Share-Based Awards - Value Vested During Year ($)(1)
John B. Zaozirny	84,964
Grant D. Billing	58,538
Hugh A. Fergusson	58,538
Randall J. Findlay(2)	148,418
Norman R. Gish	58,538
Bruce R. Libin	58,538
Dr. Robert W. Mitchell	58,538
M.H. (Mike) Shaikh	58,538
Jeffrey T. Smith	58,538

Notes:

(1)
Based upon the sum of the number of vested DRTUs awarded in 2006 and the notional reinvestment of distributions, multiplied by $5.73, which was the twenty day average closing price of the Trust Units on the TSX ending on February 3, 2009.

(2)
Mr. Findlay received an amount of $119,149, representing payment received from vested pro-rated PTUs awarded to him in 2006 in respect of his service as a President of Provident up until his retirement in June 2006 and $29,269 representing payment received from vested pro-rated DRTUs awarded to him in 2006 in respect of his service as a director of Provident.

Director Ownership Requirements

Each of the Directors is required to hold an equity position in the Trust, having a minimum value of five times the annual retainer paid to such Director.  New Directors must satisfy this requirement within three years of their election or appointment to the Board.  Trust Units, DRTUs and PTUs are considered equity for the purpose of satisfying the minimum ownership requirements.

Each member of Provident’s Board of Directors satisfies the director ownership requirements as set forth above.

Interlocking Directorships

The following directors of Provident are also directors of the following publicly traded companies:

Name	Company
T.W. Buchanan M.H. Shaikh	Hawk Exploration Ltd.
G.D. Billing R.J. Findlay N.R. Gish	Superior Plus Corp.
B.R. Libin Dr. R.W. Mitchell	Winstar Resources Ltd.

Statement Of Executive Compensation

Governance, Human Resources and Compensation Committee

The Governance, Human Resources and Compensation Committee (the "GHRC Committee") has oversight responsibility in relation to human resources and compensation matters of Provident.  All members of the GHRC Committee are independent directors within the meaning of applicable securities legislation.

The GHRC Committee consists of four independent directors, Messrs. Gish (Chair), Zaozirny, Billing and Smith. The role of the GHRC Committee includes making recommendations to the Board with respect to executive compensation, human resources policies, as well as management succession and development.  The GHRC Committee also evaluates the performance of the President and Chief Executive Officer and recommends his compensation for approval by the independent directors of the Board.  In addition, the GHRC Committee is responsible for conducting periodic reviews of the amount and form of directors' fees and benefits for Board and committee service in relation to time commitment, responsibilities, risks and current norms and recommends any adjustments to the Board for its consideration and decision.  The mandate of the GHRC Committee is posted on the Corporation's website at www.providentenergy.com.

Compensation of Advisors

The GHRC Committee retains the services of outside advisors as needed in order to assist in discharging its duties.  Since 2005, the GHRC Committee has worked with Mercer (Canada) Limited ("Mercer") as its principal advisor to provide objective advice, compensation analysis and other information for determining compensation recommendations.  In 2009, Mercer provided advice on the competitiveness and appropriateness of compensation practices and comparator groups for Provident.  In addition, Mercer reviewed and provided commentary on the compensation disclosure contained in this Information Circular.  The decisions made by the GHRC Committee are the responsibility of the GHRC Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.  Mercer provided no other services to the Trust.

The Corporation paid Mercer a fee of $179,000 in respect of services performed in 2009.

Compensation Discussion and Analysis

General

The purpose of this Compensation Discussion and Analysis is to provide information about Provident's philosophy, objectives and processes regarding compensation for the President and Chief Executive Officer, the Senior Vice President Finance and Chief Financial Officer and the other three most highly compensated executive officers of Provident (each a "Named Executive Officer" or a "NEO" and collectively the "Named Executive Officers" or "NEOs").  For the period ending December 31, 2009, Provident had the following five NEOs:

NEO	Title
Thomas W. Buchanan	President and Chief Executive Officer
Mark N. Walker	Senior Vice President Finance and Chief Financial Officer
Daniel J. O'Byrne	Executive Vice President Operations and Chief Operating Officer
Murray N. Buchanan	Co-President, Midstream Business Unit
Andrew G. Gruszecki	Co-President, Midstream Business Unit

Objective of Compensation Program

Provident's executive compensation programs focus on rewarding individual performance and contributions to the achievement of corporate and business unit goals and objectives and to attract and retain highly qualified and high-performing executives. The programs reflect a total compensation philosophy for all employees.  The guiding principle is to align employees' and executives' interests with those of the Unitholders.  To this end, compensation programs are competitive and market-based within the industries from which Provident recruits, and base salaries and benefits are targeted at the median.  Incentive programs act as the lever that enables executives and employees to be compensated above that level.

Compensation Program Design

Provident's compensation program is designed to be competitive within the energy industry and includes both short-term and long-term performance goals.  "Total Target Compensation" for all employees, including the NEOs, is comprised of the following elements:

Element	Component	Form	Performance Period
Base Salary, Benefits and Perquisites	Fixed	Cash	1 Year
Annual Incentive	Variable	Cash	1 Year
Long-Term Incentive	Variable	PTUs and RTUs	3 Year

Each element of Provident's compensation program is further described below under the heading "Elements of Compensation" in this Information Circular.

Market Competitiveness - Provident's executive compensation program is designed to provide Total Target Compensation at the median or 50th percentile of compensation paid by companies in similar industries and that are similarly-sized.  See "Benchmarking Data" below for information regarding the members of the comparator group selected by Provident with respect to compensation.

Pay for Performance – Provident's executive compensation program reflects the philosophy that a significant proportion of executive compensation must be at risk, i.e., where the amount earned depends on achieving company, business unit and individual performance objectives.  Accordingly, incentive compensation plans and programs are designed to pay larger amounts for superior performance and smaller amounts if target performance is not achieved.

Generally the higher the level of responsibility, the greater the portion of Total Target Compensation that is variable and at risk.  The following table sets out the breakdown of each element of compensation among the NEOs as well as the percentage of total pay at risk.

Name	Base Salary (%)	Benefits (%)	Annual Incentive at Target (%)	Long-Term Incentive at Target (%)	Total Pay at Risk (%)
T.W. Buchanan	34	6	23	37	60
M.N. Walker	41	6	17	36	53
D. J. O'Byrne	40	5	20	35	55
M.N. Buchanan	40	7	17	36	53
A.G. Gruszecki	40	7	17	36	53

Benchmarking Data

On an annual basis, the GHRC Committee engages the services of a compensation consultant (Mercer) to compile market information on executive compensation, which includes the NEOs, relating to base salary, short-term and long-term incentives.  The scope of services includes competitive market reviews of senior executive compensation levels, review and observations of current executive compensation philosophy, policies and practices and a review of pay and performance comparators.  The GHRC Committee undertakes periodic reviews of compensation design for the NEOs to ensure the programs are reasonably current and achieve fair comparisons for particular roles recognizing varying responsibility and scope of executive positions within Provident.

The GHRC Committee reviews compensation data based on a comparator group of companies, primarily upstream and midstream entities that reflect the size and nature of Provident's organization.  The comparators used in 2009 for compensation review may be subject to change in future years due to availability of relevant pay data or market activity (i.e. mergers and acquisitions, and relevance of new comparators based on updated financial metrics).

Based on the data, the President and Chief Executive Officer recommends Total Target Compensation for each NEO, excluding himself, to the GHRC Committee.  With respect to the President and Chief Executive Officer, the GHRC Committee assesses his performance, reviews the benchmarking data and other information regarding industry trends for positions of similar scope to determine Total Target Compensation.  All of the GHRC Committee determinations are presented for approval to the Board of Directors.  Total Target Compensation is the sum of base salary, annual incentive at the target performance level, and long-term incentive at the target level.  Actual compensation paid may be more or less than the Total Target Compensation.

A survey of compensation data provided to Provident by Mercer has been used to benchmark compensation of the NEOs and other executives by using a broad comparable selection of survey participants where data was available.  The following publicly-traded organizations were analyzed as the comparator group for the purposes of NEO compensation:

Exploration and Production	Midstream and Pipeline, Downstream and Utilities
Advantage Oil & Gas Ltd.	Alliance Pipeline Ltd.
ARC Resources Ltd.	AltaGas Ltd.
Baytex Energy Trust	CCS Corporation
Bonavista Energy Trust	CF Chemicals Ltd.
Canada Forest Oil Ltd.	Dow Chemical Canada ULC
Daylight Resources Trust	ENMAX Corporation
Crescent Point Energy Corp.	EPCOR Utilities Inc.
Enerplus Resources Fund	Gibson Energy ULC
EOG Resources Canada Inc.	INEOS Canada Partnership
Harvest Energy Trust	Inter Pipeline Fund
NAL Resources Management Ltd.	Keyera Energy Management Ltd.
NuVista Energy Ltd.	MEGlobal Canada Inc.
Pengrowth Corporation	Parkland Income Fund
Penn West Energy Trust	Pembina Pipeline Corporation
Progress Energy Resources Corp.	Plans Midstream Canada ULC
Quicksilver Resources Canada Inc.	Spectra Energy Transmission
Rife Resources Ltd.	TransAlta Corp.
Sherritt International Corporation – Oil and Gas Division
Signalta Resources Limited
Statoil-Hydro Canada Ltd.
Trident Exploration Corporation
Trilogy Energy Trust
TriStar Oil & Gas Ltd.
Tundra Oil & Gas Ltd.
Vermilion Energy Trust

The organizations included in the comparator group were selected because they represent similarly-sized organizations in the energy sector that compete with Provident for executive talent in either the upstream or midstream business.  The following table below compares Provident against the comparators on various size criteria:

Size Measures	Provident's Positioning
Production Volume	Near median
Revenue	Near 75th percentile
Number of Employees	Near median
Market Capitalization	Between 25th percentile and median
Enterprise Value	Near median

Elements of Compensation

Base Salary

Base salaries for each NEO are benchmarked against the median of the salaries paid for positions with similar responsibilities by comparator companies. The base salary for each NEO is reviewed annually and reflects the degree of special skill and knowledge required for the position and the performance and contribution of the individual.  Base salary provides a threshold of cash compensation for performing day-to-day responsibilities. None of the NEOs has received an increase in base salary since 2007.

Benefits and Perquisites

Provident offers group life, health, dental insurance, an employee-matching savings plan, paid time off, training and development and other benefits to employees, including the NEOs.  Provident offers these benefits on a competitive level with peer companies to attract and retain highly qualified and high-performing executives.  Perquisites are generally provided to executives in the form of personal expenditures such as club memberships and professional fees and dues.

Annual Incentive (Short-Term Incentive Plan)

Annual incentive compensation under the Short-Term Incentive Plan ("STIP") is intended to link a portion of NEO compensation to focus the executive's attention on the achievement of pre-determined levels of performance in support of short term corporate metrics and strategic objectives that are intended to provide long-term Unitholder value.  Incentive targets, expressed as a percentage of base salary, are established for each NEO based on responsibilities and competitive practice within the comparator group.  Actual awards may range from between zero and two times the incentive target.

As the executive officers of Provident, the performance measures of Messrs. Buchanan, Walker and O' Byrne are weighted towards achieving strategic objectives in respect of Provident, while the performance measures of Messrs. M.N. Buchanan and Gruszecki, the Co-Presidents of Provident's midstream business unit, are weighted towards achieving business unit performance goals in respect of their business unit.

	Incentive Range		Performance Measures – Weighting
Position	Target (%)	Maximum (%)	Corporate Objectives (%)	Strategic Objectives (%)	Business Unit Performance (%)	Individual Performance (Discretionary) (%)
T.W. Buchanan President & CEO	65	130	40	40		20
M.N. Walker Senior Vice President Finance & CFO	40	80	40	40		20
D.J. O'Byrne Executive Vice President & COO	50	100	40	40		20
M.N. Buchanan Co-President, Midstream Business Unit	40	80	40		40	20
A.G. Gruszecki Co-President, Midstream Business Unit	40	80	40		40	20

In 2008, the Board of Directors, in consultation with management, selected five corporate objectives as key indicators of Provident's performance against its peers and compared to budget.  These individual corporate objectives in respect of the STIP provide a broad measure of Provident's performance over a range of performance criteria typical for issuers in the energy industry.

Each of the NEOs received a cash award under the STIP for results achieved in 2008 and 2007.  Awards under the STIP for 2009 results (payable in 2010) have not yet been determined or approved by the Board of Directors.  The cash payments made to each of the NEOs under the STIP in 2009 and 2008 in respect of the results achieved in 2008 and 2007 are set forth in the Summary Compensation Table under the heading "Annual Incentive Plans".  A summary of the corporate objectives and the 2008 results as benchmarked against a peer comparator group and compared to budget is as follows:

Corporate Objectives	Performance(1)			Weighting	2008 Result
	Fail	Target	Exceed
Total Return	<25th percentile vs. peers	50th percentile vs. peers	>75th percentile vs. peers	25%	47th percentile
Change in Cash Flow per Unit	<25th percentile vs. peers	50th percentile vs. peers	>75th percentile vs. peers	25%	63rd percentile
Change in Net Asset Value ("NAV")	<5% decrease vs. budget	No change vs. budget	>5% increase vs. budget	20%	5.5% increase in NAV
Recycle Ratio(2)	<25th percentile vs. peers	50th percentile vs. peers	>75th percentile vs. peers	20%	17th percentile
Administration Costs per BOE	10% above budget	No change vs. budget	10% below budget	10%	17% below budget

Notes:

(1)
The peer group comparator used is the same one used to determine the LTIP multiplier.  See "Compensation Discussion and Analysis - Elements of Compensation - Long-Term Incentive Plan" in this Information Circular.

(2)	The recycle ratio compares operating income to finding, development and acquisition costs. It is a common way to measure the value created for every dollar invested in the upstream industry.

On an annual basis the Board and the CEO identify and agree on a number of qualitative and quantitative key strategic objectives for the upcoming fiscal year for the Executive Leadership Team ("ELT") that are aligned with the overall strategic plan.  These objectives include a number of confidential strategic initiatives as well as critical regulatory and statutory compliance requirements.  Each year the ELT reviews its performance against these objectives with the Board in conjunction with determining the strategic component of the STIP award.  At the business unit level, the ELT establishes key strategic and performance objectives with the business unit leaders that are aligned with the strategic objectives established between the Board and the ELT and the business unit leaders are assessed on their performance against these objectives.

Notwithstanding the foregoing, the GHRC Committee and the Board, at their discretion, may adjust the weight given to the achievement of an objective or the amount of the STIP award to the extent that there were elements of performance that were not contemplated in the goal document for the particular NEO and may be positive or negative depending upon the nature of the unforeseen factors.  This discretion by the GHRC Committee and the Board to adjust the weightings or the amount of the STIP award was not exercised in 2009.

Long-Term Incentive Plan

The Board of Directors approved the adoption of a unit award incentive plan (the "Long-Term Incentive Plan" or "LTIP") of the Trust which authorizes the Trust to grant awards ("Unit Awards") of restricted trust units ("RTUs" or "Restricted Awards") and performance trust units ("PTUs" or  "Performance Awards") to officers, employees and consultants of the Trust and its affiliates and which authorizes the Trust to grant Unit Awards of director restricted trust units ("DRTUs" or "Director Restricted Awards").  Officers, employees and consultants may receive an award of PTUs, RTUs or a combination thereof depending on the position held in Provident and directors of Provident may receive an award of DRTUs.  The Long-Term Incentive Plan was adopted by the Trust to replace the Option Plan.  The Long-Term Inventive Plan does not provide for the issuance of Trust Units or any rights to acquire Trust Units and provides only for the granting of cash awards.

The purpose of the Long-Term Incentive Plan is to attract and provide proper incentive to retain key employees, as well as to focus management on the operating and financial performance of the Trust and long-term unitholder return.  Unit Awards are available to all employees, directors, officers and consultants of Provident.  The number of RTUs or PTUs to be granted to each such grantee is evaluated using a combination of measures including, the desire and ability to be promoted within Provident, the exhibition of leadership qualities, a demonstrated competence in the skills required to excel in his or her role, at his or her level, and the market demand for the particular skills and qualifications possessed. The value of the Unit Awards, expressed as a percentage of base salary, is established for each NEO based on responsibilities and competitive practice within the comparator group and may range from 0% to 200% of base salary (225% of base salary for the President and CEO) as follows:

	Long-Term Incentive Award Range
Name	Target (%)	Maximum (%)
T.W. Buchanan President & CEO	110	225
M.N. Walker Senior Vice President Finance & CFO	90	200
D.J. O'Byrne Executive Vice President & COO	90	200
M.N. Buchanan Co-President, Midstream Business Unit	90	200
A.G. Gruszecki Co-President, Midstream Business Unit	90	200

Restricted Awards are granted to officers, employees and consultants of Provident.  Each Restricted Award will entitle the holder to receive an amount in cash equal to the current market price of a Trust Unit multiplied by the number of RTUs designated in the Restricted Award.  RTUs will typically vest and the cash value will be delivered as to one-third on each of the first, second and third anniversary dates of the date of grant.  However, the Board of Directors has the discretion to determine the vesting schedule of RTUs and may provide, for example, that such RTUs will vest on the third anniversary of the date of the grant.  Director Restricted Awards granted to directors vest on the third anniversary of the date of the grant and upon vesting entitle the holder to receive an amount in cash equal to the current market price of a Trust Unit multiplied by the number of DRTUs designated in the Director Restricted Award.

Performance Awards are generally granted only to senior employees.  Performance Awards vest on the third anniversary of the date of the grant and upon vesting entitle the holder to receive an amount in cash equal to the current market price of a Trust Unit multiplied by the number of PTUs designated in the Performance Award multiplied by a weighted performance multiplier.  The weighted performance multiplier is dependent on a number of considerations, including total unitholder return (as defined in the Long-Term Incentive Plan) relative to returns on trust units of members of a peer comparison group selected at the inception of the Long-Term Incentive Plan over the term of the Performance Award.  For awards granted prior to 2008, if the percentile rank is less than 35, the contribution of the performance measure to the weighted performance multiplier is zero and if the percentile rank is equal to or greater than 75, the contribution of the performance measure to the weighted performance multiplier is two.  The performance multiplier for such PTUs can therefore vary from zero to two based on Provident's performance over a three year term.  For awards granted in 2008 and after, 50% of the performance multiplier is based on percentile rank and 50% is based on annualized total unitholder return.  If the percentile rank is less than 35, the contribution of the percentile rank performance measure to the weighted performance multiplier is 0.125 and if the percentile rank is equal to or greater than 75, the contribution of the percentile rank performance measure to the weighted performance multiplier is 0.875.  If the annualized total unitholder return over the applicable period is 8% or less, the contribution of the annualized total unitholder return performance measure to the weighted performance multiplier is 0.125 and if the annualized total unitholder return is 20% or greater, the contribution of the annualized total unitholder return performance measure to the weighted performance multiplier is 0.875.  The performance multiplier for PTUs granted in 2008 and after can therefore vary from 0.25 to 1.75 based on Provident's performance over a three year term.

The Long-Term Incentive Plan provides for cumulative increases to the amount of cash to be paid pursuant to the Unit Awards on each date that distributions are paid in respect of Trust Units to reflect distributions on the Trust Units between the date of the grant and the payment date in respect of the RTUs, PTUs or DRTUs.  The ratio (the "Adjustment Ratio") used to adjust the number of RTUs, PTUs or DRTUs upon which the amount to be paid on the applicable payment date(s) pertaining to such Unit Award is determined in accordance with the terms of the Long-Term Incentive Plan.  The Adjustment Ratio is initially equal to one, and will be cumulatively adjusted thereafter by increasing the Adjustment Ratio on each distribution payment date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the distribution, expressed as an amount per Trust Unit, paid on that distribution payment date, and having as its denominator the weighted average of the price of the Trust Units on the Toronto Stock Exchange for the three consecutive trading days ending on the trading day immediately preceding that distribution payment date.

The vesting provisions applicable to the RTUs, PTUs and DRTUs provide that in the event of any Takeover Bid Transaction (as defined in the Long-Term Incentive Plan) payment will be made on outstanding RTUs, PTUs and DRTUs on the earlier of: (i) the payment date determined in accordance with the provisions of the grant of RTUs, PTUs and DRTUs, or (ii) the date which is immediately prior to the date upon which a Take-Over Bid Transaction is completed.  The Long-Term Incentive Plan also provides for the vesting and/or termination of Unit Awards in the event of the cessation of employment or death of a holder.

The cost of the Long-Term Incentive Plan to the Trust will be expensed in the Trust's consolidated financial statements on an annual basis.

All of the NEOs received a grant of PTUs pursuant to the Long-Term Incentive Plan in 2009.  See "Summary Compensation Table", "NEO Outstanding Share-Based Awards" and "NEO Incentive Plan Awards-Value Vested or Earned During the Year". At the time the LTIP was implemented, the Board established the peer group to be used in determining the performance multiplier.  The entities comprising the peer group were selected on the basis of their size and the industry in which they operate and such group remains largely unchanged from year to year except to reflect the removal of entities which have ceased to exist and replaced with either the next logical entity or the Energy Trust Index.  At the request of Provident, Mercer provides Provident from time to time with an estimate of the performance multiplier.  The following is the list of companies comprising the peer group to be used in determining the performance multiplier at December 31, 2009.

Exploration and Production		Midstream and Pipeline

Advantage Energy Trust	Paramount Energy Trust	Alta Gas Income Fund
ARC Energy Trust	Pengrowth Energy Trust	Enbridge Income Fund
Baytex Energy Trust	Penn West Energy Trust	Fort Chicago Energy Partners LP
Bonavista Energy Trust	Peyto Energy Trust	Inter Pipeline Income Fund
Crescent Point Energy Trust	Progress Energy Trust	Keyera Facilities Income Fund
Daylight Energy Trust	Trilogy Energy Trust	Pembina Pipeline Income Fund
Enerplus Energy Trust	True Energy Trust
Enterra Energy Trust	Vermilion Energy Trust
NAL Energy Trust	Zargon Energy Trust

Pension Plan

There are no pension plans in place for NEOs.

Employment Contracts

Provident has entered into executive employment agreements (the "Executive Employment Agreements") with each of the NEOs.  The Executive Employment Agreements provide that the executive salaries will be determined by the Board of Directors annually, provided that each annual determination is not less than the previous year's annual salary.

Executive Ownership Requirements

The Trust has set executive unit ownership guidelines, proportionate to the executive's position and compensation.  These guidelines support the Trust's belief that unit ownership by executives further aligns the interests of Unitholders and the senior leadership team.  Under the guidelines, Trust Units and PTUs count as ownership.  Newly hired and promoted executives are expected to achieve the required ownership levels within five years from their appointment to the executive position.  Each of the NEOs satisfies the minimum unit ownership requirements as set forth below.

Name	Multiple of Base Salary	Total Number of Trust Units and PTUs Held	Estimated Value of Trust Units and PTUs(1)
T. W. Buchanan(2)	3.0	1,455,688	$10,306,271
M. N. Walker(3)	1.5	312,214	$2,210,475
D. J. O'Byrne	2.0	392,368	$2,777,965
M.N. Buchanan	1.5	276,060	$1,954,505
A.G. Gruszecki	1.5	266,395	$1,886,077

Notes:

(1)
Based on the closing market price of the Trust Units on the TSX on December 31, 2009 of $7.08 per Trust Unit.  The estimated value of PTUs is based on the sum of the number of PTUs granted, in addition to the notional reinvestment of distributions since the date of grant up to December 31, 2009, multiplied by $7.08, which is the closing market price of the Trust Units on the TSX on December 31, 2009 and assumes a performance multiplier of 1.  See "Compensation Discussion and Analysis -Elements of Compensation - Long-Term Incentive Plan" and "Compensation Discussion and Analysis - NEO Outstanding Share-Based Awards" in this Information Circular.

(2)	Mr. Buchanan also holds $100,000 of the Trust's supplemental 6.50% convertible unsecured debentures.

(3)	Mr. Walker also holds $20,000 of the Trust's supplemental 6.50% convertible unsecured debentures.

Performance Graph

The following graph illustrates changes from December 31, 2004 to December 31, 2009 in the cumulative Unitholder return, assuming an initial $100 investment in Trust Units with all cash distributions reinvested at the record date of such distributions, compared to the cumulative return of the S&P/TSX Composite Index, the S&P/TSX Capped Energy Index and the S&P/TSX Capped Energy Trust Index, assuming the reinvestment of distributions, where applicable, for the comparable period.

The performance graph represents Provident's total unitholder return over the past five years which is generally on trend with the performance of other key indices by which Provident's relative performance is measured.  The compensation received by the NEOs over the periods reflected in the performance graph set forth above has generally corresponded with the fluctuations in Provident's cumulative total return over such periods.  Due to the inherent link between the value of PTUs and fluctuations in the market price of the Trust Units, the underlying value of PTUs under the LTIP naturally follows fluctuations in Provident's cumulative total return.  As Provident's cumulative total return decreased during 2006 and subsequent years, particularly following the Canadian federal government's announcement on October 31, 2006 that it would begin to tax income trusts in a manner similar to corporations beginning in 2011, the total compensation paid to NEOs has generally decreased.

Summary Compensation Table

The following table provides information concerning compensation for each of the NEOs for the year-ended December 31, 2009.

Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)(2)	Annual Incentive Plans ($)		Long- Term Incentive Plans ($)	All Other Compensation ($)(3)	Total Compensation ($)(1)
T.W. Buchanan President and CEO	2009 2008	450,000 450,000	1,012,500 1,012,500	479,700 526,500	(1) (1)	Nil Nil	98,133 92,590	2,040,333 2,081,590
M. N. Walker Senior Vice-President Finance and CFO	2009 2008	295,000 295,000	590,000 590,000	193,520 212,400	(1) (1)	Nil Nil	83,784 46,834	1,162,304 1,144,234
D. J. O'Byrne Executive Vice President Operations and COO	2009 2008	360,000 360,000	719,997 719,997	295,200 324,000	(1) (1)	Nil Nil	53,123 50,970	1,428,320 1,454,967
M. N. Buchanan Co-President Midstream Business Unit	2009 2008	285,000 285,000	569,925 569,997	177,840 205,200	(1) (1)	Nil Nil	54,259 42,516	1,087,024 1,102,713
A.G. Gruszecki Co-President, Midstream Business Unit	2009 2008	285,000 285,000	569,925 569,997	177,840 205,200	(1) (1)	Nil Nil	62,838 46,177	1,095,603 1,106,374

Notes:

(1)
Reflects the value of award earned in each year under Provident's Short Term Incentive Plan.  The awards are paid to executives in the following calendar year based on a percentage range of their base salary as of December 31, 2009.  The awards shown for 2009 reflect the awards paid in 2009 for 2008 results and the awards shown for 2008 reflect the awards paid in 2008 for 2007 results.  The 2009 awards, payable in 2010, have not yet been determined or approved by the Board of Directors.  See "Elements of Compensation - Annual Incentive (Short-Term Incentive Plan)" in this Information Circular.

(2)
For 2009, the payment is awarded based on the sum of the number of PTUs granted, multiplied by $5.73, which was the twenty day average closing market price of the Trust Units on the TSX ending on February  3, 2009 and assumes a performance multiplier of 1.  For 2008, the payment is awarded based on the sum of the number of PTUs granted, multiplied by $9.87, which was the twenty day average closing market price of the Trust Units on the TSX ending on February 1, 2008 and assumes a performance multiplier of 1.  The value of PTUs upon actual vesting is dependent on both the market price of the Trust Units as at the vesting date, as well as a performance multiplier which is dependent on a number of considerations, including total unitholder return and percentile rank (both as defined in the Long-Term Incentive Plan) relative to returns on trust units or common shares of members of a selected peer comparison group over the term of the PTU.  The performance multiplier for such PTUs can vary from 0.25 to 1.75 based on Provident's performance over a three year term.  Therefore, the estimated value of the PTUs as disclosed in this Information Circular, may vary significantly from the actual amounts ultimately paid in respect of such PTUs.  See "Compensation Discussion and Analysis -Elements of Compensation - Long-Term Incentive Plan" and "Compensation Discussion and Analysis - NEO Outstanding Share-Based Awards" in this Information Circular.

(3)
Reflects benefits and perquisites, which may include health, dental, life insurance, an employee-matching savings plan, parking, training and development, club memberships and professional fees and dues.

NEO Outstanding Share-Based Awards

The following table sets forth information with respect to the outstanding awards granted under the Long-Term Incentive Plan to Provident's NEOs as of December 31, 2009, which includes awards granted prior to January 1, 2009.

	Share-Based Awards
Name	Number of Units that Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)(1)
T. W. Buchanan President and CEO	475,461	3,366,264
M. N. Walker Senior Vice President Finance and CFO	268,301	1,899,571
D.J. O'Byrne Executive Vice President Operations and COO	327,419	2,318,127
M.N. Buchanan Co-President , Midstream Business Unit	259,207	1,835,186
A.G. Gruszecki Co-President, Midstream Business Unit	259,207	1,835,186

Note:

(1)           Based on the closing price of the Trust Units on the TSX on December 31, 2009 of $7.08 and assumes a performance multiplier of 1.

NEO Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information with respect to the value of awards granted to NEOs pursuant to the Long-Term Incentive Plan that have vested during the year ended December 31, 2009 and cash bonuses paid to NEOs in respect of achievements attained over the same period under the Short-Term Incentive Plan.

Name	Share-Based Awards - Value Vested During Year(1) ($)	Non-Equity Incentive Plan Compensation-Value Earned During Year(2) ($)
T. W. Buchanan President and CEO	521,871	479,700
M. N. Walker Senior Vice President Finance and CFO	339,222	193,520
D.J. O'Byrne Executive Vice President Operations and COO	424,023	295,200
M.N. Buchanan Co-President , Midstream Business Unit	358,791	158,120
A.G. Gruszecki Co-President, Midstream Business Unit	339,222	177,840

Notes:

(1)
This amount represents the 2009 LTIP incentive payout in respect of the PTUs granted in 2006.  The value of the awards is based on a price of $5.73, which was the twenty day average closing price of the Trust Units on the TSX ending on February 3, 2009.

(2)	This amount represents the STIP award paid in 2009 based on 2008 results. The 2009 awards, payable in 2010, have not yet been determined or approved by the Board of Directors.

Termination and Change of Control Benefits

In the event of a change of control (the acquisition of de facto control over 20% of the issued and outstanding units of the Trust) or termination of employment for any reason other than cause (which includes a material reduction in the responsibilities or authority of the NEO), each of the NEOs will, pursuant to the terms of his employment agreement, be entitled to receive: (i) the amount, if any of earned but unpaid salary up to and including the date of termination; (ii) incurred but unpaid expense reimbursements; (iii) an amount equal to the applicable pro rata portion of the targeted annual bonus; (iv) the present worth of employee benefits that would have been available to him over a period of between 18 and 24 months from the effective date of termination; (v) acceleration and payment of all previously granted Unit Awards; and (vi) a retiring allowance equal to two times the aggregate of his then current salary, benefits and average bonuses over the prior three years for each of Messrs. Buchanan, O'Byrne and Walker and a retiring allowance equal to 1.5 times the aggregate of his then current salary, benefits and average bonuses over the prior three years for each of Messrs. M. Buchanan and Gruszecki.

In the event of a termination for cause or voluntary resignation, each of the NEOs is entitled to receive: (i) the amount, if any, of earned but unpaid salary up to and including the date of termination; (ii) incurred but unpaid expense reimbursement; and (iii) outstanding vacation pay.  The NEO will also be entitled to retain previously granted Unit Awards prorated based on length of service but neither vesting nor payment will be accelerated.  See "NEO Outstanding Share-Based Awards" and "NEO Incentive Plan Awards - Value Vested or Earned During the Year" for additional information regarding the number of Unit Awards granted to the NEOs and the market or payout value of such Unit Awards as of December 31, 2009.

In the event of retirement, each of the NEOs is entitled to receive the amount, if any, of earned but unpaid salary up to and including the date of retirement and will be entitled to retain previously granted Unit Awards (on a pro-rated basis).  These awards will vest and be paid in accordance with the terms of the Long-Term Incentive Plan.  See "NEO Outstanding Share-Based Awards" and "NEO Incentive Plan Awards - Value Vested or Earned During the Year" for additional information regarding the number of Unit Awards granted to the NEOs and the market or payout value of such Unit Awards as of December 31, 2009.

Assuming a change of control or termination of employment for a reason other than cause (which includes a material reduction in the responsibilities or authority of the NEO) as at December 31, 2009, Provident estimates that the amounts that would be payable (in each case less applicable withholdings and deductions) to the following NEOs are as follows:

Name	Salary Severance ($)	STIP ($)	LTIP(1) ($)	Continuation Of Benefits ($)	Total ($)

T.W. Buchanan	900,000	1,002,300	3,366,264	196,266	5,464,830
M.N. Walker	590,000	394,859	1,899,571	167,568	3,051,998
D.J. O'Byrne	720,000	605,200	2,318,112	106,246	3,749,558
M.N. Buchanan	427,500	305,532	1,835,186	81,388	2,649,606
A.G. Gruszecki	427,500	305,532	1,835,186	94,257	2,662,475

Note:

(1)      Based on the closing price of the Trust Units on the TSX of $7.08 as of December 31, 2009 and assumes a performance multiplier of 1.

Corporate Governance

General

The Canadian securities administrators have adopted National Instrument 58-101 Disclosure of Corporate Governance Practices (the "Disclosure Instrument") and National Policy 58-201 Corporate Governance Guidelines (the "Guidelines").  The Disclosure Instrument requires issuers such as the Trust to disclose the corporate governance practices that they have adopted, while the Guidelines provide guidance on corporate governance practices.  In this regard, a brief description of the Trust's system of corporate governance with reference to the items set out in the Disclosure Instrument and the Guidelines, is set forth in Schedule A.

The Board and management of Provident recognize that effective corporate governance is important to the direction and operation of the Trust in a manner which ultimately enhances Unitholder value.  As a result, the Trust has developed and implemented, and continues to develop, implement and refine formal policies and procedures which reflect its ongoing commitment to good corporate governance and which establish a culture of integrity, honesty and respect.

Composition of the Board

The Board of Directors of Provident currently consists of ten individuals, including a non-executive Chairman of the Board and the President and Chief Executive Officer of Provident.  Nine of the ten current directors, including the Chairman of the Board, are considered independent within the meaning of applicable securities legislation.  All ten of the current directors are proposed for election at the Meeting.

The Board has responsibility for supervising and overseeing the management of the business of Provident.  In addition to the obligations of the Board mandated by law, the Board has responsibility for strategic planning, the selection and monitoring of management and the identification and management of the principal risks associated with Provident's business.  These duties and responsibilities, among others, are set forth in a written mandate of the Board that has been adopted.  A copy of the Board of Directors terms of reference is attached as Schedule B to this Information Circular and is available on the Trust's website at www.providentenergy.com.  The Board approves all significant decisions that materially affect the Trust before they are implemented and annually approves the key business and financial objectives of the Trust.  For information on the attendance at meetings of each of the directors, see "Board of Directors" in this Information Circular.

Certain of the powers, duties and responsibilities of the Board have been delegated to committees of the Board, as described below.

Committees

During the year ended December 31, 2009, the Board of Directors had three committees – the Audit Committee, the Reserves, Operations and Environmental, Health and Safety Committee and the Governance, Human Resources and Compensation Committee.  Membership in each committee is set forth below.  For information on the attendance at meetings of each of the committee members, see "Board of Directors" in this Information Circular.

Audit Committee

The Audit Committee consists of Mr. M.H. (Mike) Shaikh (Chairman), Mr. Bruce R. Libin and Mr. Hugh A. Fergusson. All members of the Audit Committee are independent and financially literate, as determined by applicable securities legislation, and at least one member of the Committee is an "audit committee financial expert" as required by U.S. securities laws. The Audit Committee reviews the Trust's interim unaudited consolidated financial statements and annual audited consolidated financial statements and certain corporate disclosure documents including management's discussion and analysis and annual and interim earnings press releases before they are approved by the Board of Directors.  The Committee also reviews and makes a recommendation to the Board of Directors in respect of the appointment and compensation of the external auditor and it monitors accounting, financial reporting, control and audit functions.  The Audit Committee meets to discuss and review the audit plans of external auditors and is directly responsible for overseeing the work of the external auditor with respect to preparing or issuing the auditor's report or the performance of other audit, review or attest services, including the resolution of disagreements between management and the external auditor regarding financial reporting.  The Committee questions the external auditor independently of management and reviews a written statement of its independence based on the criteria found in the recommendations of the Canadian Institute of Chartered Accountants.  The Committee must be satisfied that adequate procedures are in place for the review of the Trust's public disclosure of financial information extracted or derived from its financial statements and it periodically assesses the adequacy of those procedures. The Audit Committee also must approve or pre-approve, as applicable, any non-audit services to be provided to the Trust by the external auditor. In addition, it reviews and reports to the Board of Directors on the Trust's risk management policies and procedures and reviews the internal control procedures to determine their effectiveness and to ensure compliance with the Trust's policies and avoidance of conflicts of interest.  In accordance with the Trust's whistleblower policy, the Committee has established procedures for dealing with complaints or confidential submissions which come to its attention with respect to accounting, internal accounting controls or auditing matters.

The Audit Committee charter and further disclosure with respect to the members and actions of the Audit Committee pursuant to National Instrument 52-110 are included in Schedule A to the Trust's annual information form dated March 18, 2010, which is available on SEDAR at www.sedar.com.

Governance, Human Resources and Compensation Committee

The GHRC Committee consists of Mr. Norman R. Gish (Chairman), Mr. Grant D. Billing, Mr. Jeffrey T. Smith and Mr. John B. Zaozirny, all of whom are considered independent directors within the meaning of applicable securities legislation. The Committee is responsible for recommending to the Board of Directors suitable candidates for director positions.  The selection assessment includes a wide array of factors deemed appropriate, all in the context of an assessment of the perceived needs of the Board of Directors and Provident at the time.  In addition, the Committee assists the Board of Directors on corporate governance matters and in assessing the functioning and effectiveness of the Board.

The GHRC Committee's mandate also includes reviewing Provident's human resources policies, compensation and succession planning.  The Committee is responsible for assessing senior management's performance and recommending senior management compensation to the Board of Directors.  The Committee reviews the adequacy and form of directors' compensation and makes recommendations designed to ensure that directors' compensation adequately reflects the responsibilities of the Board of Directors.  The Committee also administers the incentive plans of the Trust and makes recommendations to the Board of Directors respecting grants of awards thereunder.

Reserves, Operations and Environmental, Health and Safety Committee

The Reserves, Operations and Environmental, Health and Safety Committee consists of Mr. Jeffrey T. Smith (Chairman), Dr. Robert Mitchell, Mr. Bruce R. Libin,  Mr. Hugh A. Fergusson, and Randall J. Findlay, all of whom are considered independent directors within the meaning of applicable securities legislation.  The Committee assists the Board  in its oversight of the oil and natural gas reserves evaluation process and the public disclosure of reserves data and related information as required by National Instrument 51-101; the operations of Provident, including operating activities, operating expenses and capital expenditure budget; and the environmental, health and safety issues, including the evaluation of Provident's programs, controls and reporting systems, and compliance with applicable laws, rules and regulations.

Other Corporate Governance Matters

Code of Business Conduct

The Trust has adopted a Code of Business Conduct, which applies to all directors, officers, employees and consultants of Provident.  The Board of Directors is responsible for monitoring compliance with the Code of Business Conduct and for approving waivers of such standards by any director or officer.  Waivers in respect of employees or consultants may be given by the President and Chief Executive Officer who must report any such waiver to the Board.  No such waivers for any of Provident's directors, officers, employees or consultants have been granted as of the date hereof.

The Trust's Code of Business Conduct addresses such matters as conflicts of interest, confidential information, and the protection and proper use of the Trust's assets. All directors, officers, employees and consultants are encouraged to report violations of the Code of Business Conduct in accordance with the procedures described in the Trust's whistleblower policy.  In addition, Unitholders and other stakeholders can provide feedback to the Trust through email at info@providentenergy.com or by telephone at (403) 296-2233.

A complete copy of the Trust's Code of Business Conduct is available on the Trust's website at www.providentenergy.com and on SEDAR at www.sedar.com.

Corporate Disclosure Policy

The Trust has also adopted a Disclosure Policy which confirms in writing the existing disclosure policies and practices of the Trust.  The goal of the policy is to promote consistent disclosure practices aimed at accurate, informative, timely and broadly disseminated disclosure of material information to the market and promote compliance among the directors, officers, employees and consultants of Provident and the Trust's other subsidiaries.

The policy covers written disclosure in documents filed with the securities commissions and stock exchanges, written statements made in the Trust's annual and quarterly reports, news releases, letters to Unitholders and other documents released to the public, the content of which would reasonably be expected to affect the market price or value of the Trust's securities, including information contained on the Trust's website and other electronic communications.  The policy also extends to public oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media, press conferences, conference calls and in other circumstances in which it is reasonable to expect that the information will become generally disclosed.

Additional Information

Copies of the Trust's most recent annual information form and any information incorporated therein by reference, the Trust's audited consolidated financial statements and management's discussion and analysis of the financial condition and operations of the Trust as at and for the year ended December 31, 2009 and this Information Circular may be obtained on the SEDAR website at www.sedar.com or from the Assistant Corporate Secretary of Provident at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  Financial information respecting the Trust is provided in the Trust's financial statements and management's discussion and analysis for the most recently completed financial year. Additional information relating to the Trust is also available on SEDAR at www.sedar.com.

SCHEDULE "A"

CORPORATE GOVERNANCE DISCLOSURE AND COMPLIANCE
WITH CORPORATE GOVERNANCE GUIDELINES

Corporate Governance Disclosure Requirement	Comments

1. Board of Directors
(a) Disclose the identity of directors who are independent.	The Board has determined that all of the directors are independent other than Thomas Buchanan who is not independent by virtue of his status as President and Chief Executive Officer of Provident.
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Thomas Buchanan is the only director who is not considered independent.
(c) Disclose whether or not a majority of the directors are independent.  If a majority is not independent, describe what the board does to facilitate its exercise of independent judgment in carrying out its responsibilities.
A majority of the directors of Provident are independent.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
The other reporting issuer boards upon which Provident directors serve are set out in the Information Circular under the heading "Board of Directors".
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of such meetings held since the beginning of the issuer's most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

In accordance with the written mandate of the Board, the independent directors of the Board regularly hold in camera sessions of the Board at such times as the independent directors or the Chairman determine advisable.  The in camera sessions are intended not only to encourage the Board and its committees to fully and independently fulfill their mandates, but also to facilitate the performance of the fiduciary duties and responsibilities of the Board and its committees on behalf of Unitholders. During 2009, in camera sessions of the non-management members of the Board were held in conjunction with every regular meeting of the Board

During the year ended December 31, 2009, there were 14 meetings of the non-management directors.

Corporate Governance Disclosure Requirement	Comments

(f) Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director and describe his role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

John Zaozirny, the Chairman of the Board, is an independent director.  Provident has adopted a written position description for the Chairman in accordance with the guidelines set out in NP 58-201.  The role and responsibilities of the Chairman include the following:
-determine the dates and locations of meetings of the Board and the unitholders;
-require the Board to meet at least four times annually and as many additional times as necessary for the Board to carry out its duties and responsibilities effectively;

-ensure that all business that is required to be brought before a meeting of unitholders is brought before a meeting of unitholders;
-review the meeting agendas to ensure all required business is brought before the Board to enable the Board to carry out its duties and responsibilities;

-ensure the Board has the opportunity to meet separately without management present at all meetings;
-provide leadership to enable the Board to act as an effective team in carrying out its duties and responsibilities; and

-provide advice, counsel and mentorship to the President and Chief Executive Officer and fellow members of the Board.
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.
The attendance record for each director for all Board and Committee meetings held since the beginning of the year ended December 31, 2009 is set out in the Information Circular under the heading "Board of Directors".

2. Mandate of the Board of Directors Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its roles and responsibilities.	A copy of the Board of Directors' terms of reference is attached as Schedule B to this Information Circular.
3.  Position Descriptions
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.
The Board has developed a written position description for the Chairman of the Board and for the chair of each board committee.

Corporate Governance Disclosure Requirement	Comments

(b) Disclose whether or not the board and the CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has developed a written position description for the President and Chief Executive Officer.  The role and responsibilities of the President and Chief Executive Officer include the following:
-maintaining a high level of integrity and assisting in creating a culture of integrity throughout Provident;

-working with the Board to determine the strategic direction of Provident;
-leading and assisting the Board in developing short-term and long-term plans and objectives to achieve the strategies of Provident;

-from time to time, determining with the Board, the budgets of Provident and the Board's expectations of the President and Chief Executive Officer;
-undertaking the day-to-day management and operation of Provident and providing leadership to achieve the objectives of Provident;
-stewarding Provident's expenditures within approved budgets; -ensuring appropriate policies and procedures of Provident are developed, maintained and disclosed;
-ensuring that procedures are in place for appropriate communication to all stakeholders regarding Provident's activities and objectives; and
-complying with all stock exchange, regulatory and statutory requirements.
4.  Orientation and Continuing Education
(a) Briefly describe what measures the board takes to orient new directors regarding:
(i) the role of the board, its committees and its directors, and
(ii) the nature and operation of the issuer's business.

The Governance, Human Resources and Compensation Committee is mandated to oversee an orientation and education program for new directors and to provide ongoing educational opportunities for all directors.  The objectives of such programs are to ensure that new directors fully understand (i) the role of the Board and its committees, (ii) the contribution individual directors are expected to make (including, in particular, the commitment of time and resources that Provident expects from its directors) and (iii) the nature and operation of Provident's affairs.

Corporate Governance Disclosure Requirement	Comments

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Continuing education opportunities are directed at enabling individual directors to maintain or enhance their skills and abilities as directors, as well as ensuring that their knowledge and understanding of Provident's affairs remains current.
All new directors are provided with a baseline of knowledge about Provident and its operating companies, which serves as a basis for informed decision-making.  This includes a combination of written material, one-on-one meetings with senior management, site visits and other briefings and training, as appropriate.

5. Ethical Business Conduct (a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

The Board has adopted a written Code of Business Conduct that applies to all directors, officers, employees and consultants.  A summary of the Code is set forth in the Information Circular under the heading "Corporate Governance".

(i) disclose how a person or company can obtain a copy of the code;	A copy of the Code of Business Conduct has been filed on and is available through SEDAR at www.sedar.com, and is also available on the Trust's website at www.providentenergy.com.
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
The Board and management of Provident monitor compliance with the Code.  All directors, officers, employees and consultants are encouraged to report violations of the Code in accordance with the procedures set forth in Provident's whistleblower policy, which provides for the prompt reporting of any violations to an employee's supervisor, or alternatively, to any senior officer or director.  On an annual basis, Provident directors, officers, employees and consultants are required to certify they have read the Code.

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change reports have been filed since the beginning of Provident's most recently completed financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the Code of Business Conduct.

Corporate Governance Disclosure Requirement	Comments

(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Each director must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest.  In addition, the director must excuse himself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

(c) Describe any other steps the board has taken to encourage and promote a culture of ethical business conduct.
The Board has reviewed and approved a disclosure policy for Provident, in order to promote consistent disclosure practices aimed at informative, timely and broadly disseminated disclosure of material information to the market, in accordance with applicable securities legislation.
The Board has also reviewed and approved a whistleblower policy, to promote, among other things, the disclosure and reporting of any questionable accounting or auditing matters, fraudulent or misleading financial information, and violations of the Code of Business Conduct.

6. Nomination of Directors (a) Describe the process by which the board identifies new candidates for board nomination.

The process for identifying and recommending the nomination of new Board candidates has been set forth in the written mandate of the Governance, Human Resources and Compensation Committee.  The Governance, Human Resources and Compensation Committee will work with the Board to determine the competencies and skills the Board considers necessary for the Board, as a whole, to possess, as well as the skills the Board considers each existing director possesses.  The Committee will then identify potential Board members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity, which assessment will include a consideration of diversity, age, skills, competencies and experience in the context of the needs of the Board.  The committee may also engage advisors to identify potential Board candidates.
The Committee makes recommendations to the Board with respect to nominees for election at the next annual meeting of unitholders or to be appointed to fill vacancies between annual meetings of the unitholders and will, through the Chairman of the Committee, approach nominees to ascertain their willingness to serve as a member of the Board.

Corporate Governance Disclosure Requirement	Comments

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
The Board has established a Governance, Human Resources and Compensation Committee composed entirely of independent directors which deal with nominating directors.
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
One of the functions of the Governance, Human Resources and Compensation Committee is to recommend to the Board new candidates for election to the Board.
The Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any such counsel and advisors.  Any engagement of independent counsel or other advisors is to be at Provident's expense.

7. Compensation (a) Describe the process by which the board determines the compensation for the issuer's directors and officers.
The Board has established a Governance, Human Resources and Compensation Committee.
The process and guidelines for determining compensation for directors and officers is set forth in the written mandate of the Governance, Human Resources and Compensation Committee.  The Committee will engage independent advice from compensation advisors knowledgeable of industry trends and practices as well as review independent compensation studies prepared for industry peers.  The Committee will review and recommend for approval by the Board the executive compensation philosophy and remuneration policy for Provident and will:
(i)review and approve the corporate goals and objectives relevant to the compensation of the President and Chief Executive Officer;
(ii)evaluate the President and Chief Executive Officer's performance in light of the previously established corporate goals and objectives; and
(iii)recommend to the Board the President and Chief Executive Officer's compensation package based on their evaluation of performance.
In addition, the Committee will review annually and recommend to the Board the annual compensation package and performance objectives of the other executive officers.  With respect to the compensation of directors, the Committee will review the adequacy and form of the compensation of directors periodically to determine if the compensation realistically reflects the responsibilities and risks involved in being an effective director, and to report and make recommendations to the Board accordingly.

Corporate Governance Disclosure Requirement	Comments

The Committee will also determine and recommend to the Board the annual bonuses to be paid to officers and will review any grants under compensation and incentive plans, at the request of the Board.
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
The Governance, Human Resources and Compensation Committee is composed entirely of independent directors.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The Committee's functions include: (i) assisting the Board in fulfilling its oversight responsibilities with respect to human resources policies and executive compensation matters; (ii) reviewing the compensation of directors and the overall compensation policies of Provident; and (iii) assisting the Board in corporate governance matters.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Governance, Human Resources and Compensation Committee engaged Mercer to provide specific support to it in determining compensation for Provident's employees, and officers during the most recently completed fiscal year.  This support to the Committee has consisted of (i) the provision of general market observations with respect to market trends and issues, (ii) the provision of benchmark market data, and (iii) attendance at some Committee meetings to review compensation policy and design for employees and officers. The decisions made by the GHRC Committee are the responsibility of the GHRC Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.

Corporate Governance Disclosure Requirement	Comments

8. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The Corporation has established a Reserves, Operations and Environmental, Health and Safety Committee. A majority of the members are independent directors, in accordance with NI 51-101.  Its primary function is to assist the Board in fulfilling its oversight responsibilities generally and under NI 51-101 with respect to the oil and natural gas reserves evaluation process and public disclosure of reserves data and related information in connection with oil and gas activities.  Additional information on each of the Corporation's committees is set out under the heading "Corporate Governance" in the Information Circular.

9.  Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If the assessments are not regularly conducted, described how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Governance, Human Resources and Compensation Committee is responsible for ensuring that there is a process in place for annually evaluating the effectiveness and contribution of the Board, the committees of the Board and the individual directors based on their applicable terms of reference or position description.
The Board, its committees and individual directors are assessed annually with respect to their effectiveness and contribution. The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement.  In addition to any other matters the Committee deems relevant, the assessments will consider in the case of the Board or a committee, the applicable terms of reference, the applicable position descriptions, as well as the competencies and skills each individual director is expected to bring to the Board.

SCHEDULE B
TERMS OF REFERENCE
FOR THE BOARD OF DIRECTORS

Provident Energy Trust (the "Trust") has delegated a number of duties and responsibilities regarding the management and administration of the operations and affairs of the Trust to its subsidiary, Provident Energy Ltd. (the "Corporation") pursuant to the trust indenture, as amended.  As such, the board of directors (the "Board") of the Corporation has oversight responsibilities, authorities and duties in connection with the business of the Trust and the Corporation.

For the purposes of these terms of reference, the term "Provident" shall include the Trust, the Corporation and their subsidiaries.

Composition

Directors and Chairman

The Board is elected annually by the unitholders.  The Board shall appoint a chairman (the "Chairman") from amongst the directors whom comprise the Board.  The majority of the directors and the Chairman must be independent, as defined under applicable Canadian and United States securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

The Chairman acts as Chair of all meetings of the Board and unitholders of the Trust.  When the Chairman is unavailable, an alternate chairman shall be chosen by the directors from among the independent directors present at the meeting.  The Chairman is responsible for ensuring that the Board's agenda enables the Board to successfully carry out its duties.

Committees

In addition to any other committees (including special committees) which the Board may in its discretion constitute from time to time, the Board shall have the following standing committees:

-           Audit Committee;
-           Reserves, Operations and Environmental Health and Safety Committee; and
-           Governance, Human Resources and Compensation Committee.

Certain of the responsibilities of the Board may be delegated to these or other committees of the Board. The composition and responsibilities of these standing committees and any other standing committees of the Board will be as set forth in their terms of reference, as amended from time to time.

Committee members shall be appointed by the Board. The Governance, Human Resources and Compensation Committee shall provide the Board with its recommendation for filling any vacancies on any committees.  The chair of each committee may be designated by the Board or, failing that, by the members of the particular committee. At each meeting of the Board, the chair of each committee (or such committee member as the chair may designate) shall report the results of meetings and reviews undertaken and any associated recommendations.

Board Membership Nomination and Evaluation

The Board has delegated the responsibility of recommending new director nominees to the Governance, Human Resources and Compensation Committee.  The Governance, Human Resources and Compensation Committee shall, among other things, be responsible for recommending director candidates to the full Board.  The Governance, Human Resources and Compensation Committee will recommend new candidates according to its policies and principles in its terms of reference.  As well, the Governance, Human Resources and Compensation Committee will provide an orientation program for new directors.

In addition, the Governance, Human Resources and Compensation Committee shall ensure that there is a process in place for annually evaluating the effectiveness and contribution of the Board, the committees of the Board and the individual directors based on their applicable terms of reference or position description.

Communication

To ensure that the Corporation has in place policies and programs that enable the Corporation to communicate effectively and in a timely manner with its unitholders, other stakeholders, analysts and the public generally the Board has adopted a corporate disclosure policy.  The Disclosure Committee will report annually to the Governance, Human Resources and Compensation Committee with respect to any desirable changes to the corporate disclosure policy and with respect to compliance with the policies in order to ensure its objectives are being achieved and that the Disclosure Committee is effectively implementing the policy.

Meetings and Record Keeping

1.	The Board shall meet regularly and at least quarterly at such times and at such locations as the Chairman shall determine.

1.
Notice of meetings shall be given to each director not less than 48 hours before the time of the meeting.  Meetings of the Board may be held without formal notice if all of the directors are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting.  The notice of the meeting may be delivered personally, given by mail, facsimile or other electronic means of communication.

2.
Each member of the Board is expected to attend Board meetings and meetings of committees on which he or she is a member and to be familiar with deliberations and decisions as soon as possible after any missed meetings.  Members of the Board are expected to prepare for meetings by reviewing the meeting materials distributed to members of the Board, to the extent feasible, prior to such meetings.

3.
The independent directors of the Board shall regularly hold in camera sessions of the Board, without management and without non-independent directors present and at such times as the independent directors or Chairman determine advisable.

4.
A quorum for meetings shall be a majority of the members of the Board, present in person or by telephone or by other telecommunication device that permits all persons participating in the meeting to hear each other.

5.	If the Chairman is not present at any meeting of the Board, one of the other directors who is present at the meeting shall be chosen by the Board to preside at the meeting.

6.
The Chairman shall, in consultation with management, establish the agenda for the meetings and instruct management to ensure that properly prepared agenda materials are circulated to the Board with sufficient time for study prior to the meeting.

7.	Every question at a Board meeting shall be decided by a majority of the votes cast.

8.	Management shall receive notice of meetings and may attend meetings of the Board at the invitation of the Chairman.

9.	The Corporate Secretary of the Corporation, or any other person selected by the Board, shall act as secretary for the purpose of recording the minutes of each meeting.

The minutes of the meeting of the Board shall be placed in the Corporation's minute book.

B -2

Duties and Responsibilities

In accordance with applicable laws, the Board is required to always act honestly and in good faith with a view to the best interests of Provident.

The Board is responsible for the stewardship of Provident and overseeing the operation of the business of Provident.  The primary responsibilities of the Board shall include:

1.
to the extent feasible, satisfying itself as to the integrity of the President and Chief Executive Officer and other executive officers and that the President and Chief Executive Officer and other executive officers create a culture of integrity throughout Provident;

2.
adopting a strategic planning process and approving, at least on an annual basis, a strategic plan for Provident which takes into account, among other things, the opportunities and risks of the business;

3.	identifying the principal risks of Provident's business, and ensuring appropriate systems are implemented to manage these risks;

4.
providing continuing education opportunities for all directors so they may maintain or enhance their skills and abilities as directors, as well as ensure their knowledge and understanding of Provident's business remains current;

5.	adopting a succession plan which includes the appointing, training and monitoring of senior management;

6.
adopting and reviewing on an annual basis the Trust's Disclosure Policy to ensure that disclosure made by Provident is accurate, informative, timely and broadly disseminated all in accordance with applicable laws and stock exchange rules;

7.	ensuring that Provident has appropriate processes in place to effectively communicate with its employees, government authorities, other stakeholders and the public;

8.
ensuring the necessary internal controls and management systems are in place that effectively monitor Provident's operations and ensure compliance with applicable laws, regulations and policies, including reviewing on an annual basis the controls and procedures established for the certification of financial and other disclosure made by Provident;

9.	developing clear position descriptions for the Chairman, and, in consultation with the President and Chief Executive Officer;

10.	developing or approving the corporate goals and objectives that the President and Chief Executive Officer are responsible for meeting;

11.	monitoring compliance with Provident's Code of Business Conduct; and

12.	such other actions as determined advisable by the Board.

Stakeholder Communication

Any stakeholder may contact the Board by e mail at directors@providentenergy.com, or in writing c/o the Assistant Corporate Secretary at the Corporation's head office.  Matters relating to the Trust's accounting, internal accounting control or audit matters will be referred to the Audit Committee.

Review of Terms of Reference

The Board shall review and assess these Terms of Reference at least annually.

B -3

PROVIDENT
ENERGY TRUST

Computershare

Security Class

Holder Account Number

Fold

Form of Proxy - Annual General and Special Meeting to be held on May 13, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 3:00 pm, Mountain Time, on Tuesday, May 11, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.
Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

00QA1A

Appointment of Proxyholder

I/We being holder(s) of trust units of Provident Energy Trust hereby appoint: Thomas W. Buchanan of Calgary, Alberta, or failing him, **Lynn M. Rannelli** of Calgary, Alberta

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder (the "Unitholder") of trust units (the "Trust Units") of Provident Energy Trust (the "Trust") in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting (the "Meeting") of the Unitholders of the Trust to be held at the Calgary Petroleum Club, Devonian Room, 319 5th Avenue S.W., Calgary, Alberta on Thursday, May 13, 2010 at 3:00 pm (Calgary time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

☐ **VOTE FOR** all nominees listed below (or vote for individual nominees below).

	For	Withhold		For	Withhold		For	Withhold
01. John B. Zaozirny	☐	☐	02. Grant D. Billing	☐	☐	03. Thomas W. Buchanan	☐	☐
04. Hugh A. Fergusson	☐	☐	05. Randall J. Findlay	☐	☐	06. Norman R. Gish	☐	☐
07. Bruce R. Libin	☐	☐	08. Dr. Robert W. Mitchell	☐	☐	09. M.H. (Mike) Shaikh	☐	☐
10. Jeffrey T. Smith	☐	☐						

Fdd

	For	Withhold
2. Appointment of Auditors – To re-appoint **PricewaterhouseCoopers LLP** as the auditors of the Trust for a term expiring at the close of the next annual meeting of Unitholders.	☐	☐

	For	Against
3. Re-appointing Computershare Trust Company of Canada – To re-appoint Computershare Trust Company of Canada as trustee of the Trust to hold office until the next annual meeting of Unitholders.	☐	☐

Fdd

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 3 1 5 1 1 A R 2 P V U Q

00QA2D